DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 20, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

Date 31/10/2007

Dear Sir or Madam,

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** an announcement lodged with the Australian Stock Exchange for Dyno Nobel Limited (ASX code DXL) and for the recently listed SPS Trust (ASX code DYN).

Yours sincerely,

Julianne Lyall-Anderson
Company Secretary
Phone: + 612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

DYNO
Dyno Nobel

30 October 2007

Dyno Nobel Limited
ABN 44 117 733 463
Level 24, 111 Pacific Hwy,
North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Manager, Companies
Australian Stock Exchange Limited
Company Announcements Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

RE: DYNO NOBEL SPS TRUST - CHANGE TO RECORD DATE DEFINITION

Permanent Investment Management Limited (ABN 45 003 278 831), as Responsible Entity for the Dyno Nobel SPS Trust (ARSN 126 167 459), advises that effective from 30 October 2007 the definition of Record Date, as set out in clause 20.2 of Appendix A - Dyno Nobel SPS Terms contained in the Dyno Nobel SPS Product Disclosure Statement (dated 11 July 2007), has been amended from "7 calendar days prior to the Distribution Payment Date" to "15 business days prior to the Distribution Payment Date".

The Record Date in respect of the Distribution Period ending 31 December 2007 has been amended from 24 December 2007 to 6 December 2007.

Yours sincerely

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

END